

June 6, 2019

Scott Mahoney
Chief Executive Officer
Taronis Technologies, Inc.
300 W. Clarendon Ave., Suite 230
Phoenix, Arizona 85013

      Re: Taronis Technologies, Inc.
          Registration Statement on Form S-3
          Filed May 24, 2019
          File No. 333-231767

Dear Mr. Mahoney:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eric Atallah at 202-551-3663 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Electronics and Machinery

cc: Tyler B. Wilson, Esq.